August 24, 2006

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Nucor Corporation

File Number 1-4119

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for Fiscal Quarter Ended April 1, 2006

Dear Mr. Decker:

This letter is submitted on behalf of Nucor Corporation (the “Company”) in response to comments set forth in your letter dated July 21, 2006. The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter.

Summary of Significant Accounting Policies – Revenue Recognition:

1.	You indicate that revenue is recognized when title passes to the customer, which is principally upon shipment. Tell us supplementally and revise future filings to clarify under what facts and circumstances you recognize revenue other than upon shipment. With reference to whether your stated shipping terms are FOB shipping point or FOB destination, please disclose why revenue recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Refer to SAB Topic 13.

Nucor recognizes revenue when products are shipped, which represents when title and risk of loss have passed to the customer, as our stated shipping terms are FOB shipping point. Supplementally, we advise that we do not have contracts with customers that have inspection and acceptance provisions. There are two minor exceptions to this practice:

•	Nucor currently has a bill and hold arrangement with one customer, whereby steel manufactured by Nucor upon the customer’s order is segregated from the other finished product at Nucor’s facility. Title and risk of loss for the product pass to the customer upon the customer being invoiced for the product. We account for this transaction based

Mr. Rufus Decker

United States Securities and Exchange Commission

August 24, 2006

upon the provisions of Staff Accounting Bulletin 104 related to bill and hold transactions. The customer has a fixed commitment to purchase the steel as is evidenced by an agreement signed by both parties. In 2005, these bill and hold transactions totaled $243.1 million or 1.9% of net sales (2.2% of net sales for the steel mills segment). In the first six months of 2006, these bill and hold transactions totaled $39.3 million or 0.5% of net sales (0.6% of net sales for the steel mills segment).

•	Nucor provides engineering services to customers on a limited basis, recognizing revenue upon completion of the project. In 2005, service revenues totaled $758,000 or 0.006% of net sales (0.05% of net sales for the steel products segment). In the first six months of 2006, service revenues totaled $885,000 or 0.01% of net sales (0.11% of net sales for the steel products segment).

Because these two minor exceptions to Nucor’s policy of recognizing revenue only when Nucor ships its products and title and risk of loss have passed to Nucor’s customers are, individually and in the aggregate, immaterial, we believe that it would not be particularly helpful to investors for us to disclose in our future filings the facts and circumstances regarding these exceptions. To avoid confusing investors and others who rely upon our financial statements, however, we propose revising the statement of our revenue recognition policy in future filings to eliminate the reference to “principally upon shipment” and to read as follows: Nucor recognizes revenue when products are shipped, which represents when title and risk of loss have passed to the customer. We will continue to monitor these exceptions to our policy and any other exceptions that we may have in the future. We will change the statement of our revenue recognition policy if these or any other exceptions become material.

Financial Statement Revision, page 6:

2.	We note that you have revised your prior year amounts to present variable rate demand notes as short term investment instead of cash equivalents. Given the quantitative significance of the revisions to your balance sheet caption cash and cash equivalents as of December 31, 2005, please amend your Form 10-K for the year ended December 31, 2005 to appropriately revise your balance sheet and statement of cash flows.

Although the revisions to Nucor’s balance sheet caption “cash and cash equivalents” as of December 31, 2005 for variable rate demand notes (“VRDN’s”) were quantitatively significant, we do not believe that the 10-K

Mr. Rufus Decker

United States Securities and Exchange Commission

August 24, 2006

needs to be amended to correct for this matter, as in our judgment, it does not represent a material error in the Company’s financial statements taken as a whole for the reasons noted below. The revision of $857.4 million from “cash and cash equivalents” to “short-term investments” had no impact on current assets, total assets or working capital. In addition, there are no qualitative factors that would suggest that this revision is a material item. We believe that this revision would not be considered material or significant by our stockholders, lenders, analysts or potential investors for the reasons set forth below. In reaching this conclusion, Nucor has considered the factors in light of the guidance given by the SEC staff on assessing materiality in Staff Accounting Bulletin 99.

•	At December 31, 2005, Nucor reported a total of $1.838 billion in cash and cash equivalents, including the $857.4 million in VRDN’s. The Company’s cash balances were historically high during 2005 due to our extraordinary financial performance, and we sought highly liquid and secure ways to invest the additional funds.

Nucor had $7.1 billion in assets at December 31, 2005, of which VRDN’s comprised 12%. We have not experienced a lack of liquidity resulting from a failed auction or any other constraint on obtaining the full carrying value of these instruments. All of the VRDN’s in which Nucor invests are backed by a letter of credit issued either by Wachovia or Bank of America. Nucor is guaranteed to receive the principal invested and interest accrued no later than seven days after notification of our wish to liquidate.

•	The classification had no impact on the following financial statement line items or trends therein:

•	Current assets

•	Total assets

•	Current or long-term liabilities

•	Total stockholders’ equity

•	Net income or any line item in the Statement of Operations

•	Cash flow provided by operating activities

•	Cash flow provided by financing activities

•	Earnings per share

Based on reviews of analyst reports, questions received during investor conference calls and other interaction with the investment community, we believe that the users of our financial statements focus on the Company’s growth in revenues, earnings and operating cash flows as well as capital expenditures and business acquisitions in investing cash flows. None of

Mr. Rufus Decker

United States Securities and Exchange Commission

August 24, 2006

these items were affected by the classification between cash and short-term investments. We noted other items in our review of analyst reports that were consistently commented on that were also not affected by this revision, including:

•	Industry factors such as domestic supply and level of foreign imports

•	Customer demand and inventory levels at service centers

•	Product mix and scrap steel prices

•	Earnings before interest, taxes, depreciation and amortization

•	Cash flow from operating activities

•	Expected dividend payments and stock repurchases

•	Book value per share as a stock price support

•	The original classification affected the 2005 Statement of Cash Flows by overstating the ending balance of cash and cash equivalents by $857.4 million, by understating the amount of cash used in investing activities by $857.4 million, and by overstating the net increase in cash by $857.4 million.

We do not believe that knowledge of this type of classification in our 2005 cash flow information would have led investors to make a different decision about investing or liquidating their investment in Nucor’s securities. We believe that users of our financial statements generally consider VRDN’s to be highly secure, highly liquid assets that are equal in quality to other forms of cash equivalents. All of the VRDN’s in which Nucor invests are backed by a letter of credit issued by Wachovia or Bank of America. Nucor is guaranteed to receive the principal invested and interest accrued no later than seven days after notification of our wish to liquidate. Therefore, it is our view that the separate disclosure of changes in VRDN’s in our historical financial statements would not have changed users’ conclusions regarding our liquidity.

•	We have no debt covenants that would have been impacted by the reclassification as none of our covenants are based upon the financial statement line items outlined above.

•	The classification did not mask a change in our net earnings, cash flows from operating activities or other trends.

•	Since the classification did not affect net earnings, it did not conceal a failure to meet analysts’ expectations. Further, as noted above, the nature of our liquidity disclosure would not have been substantially affected by the revised classification of VRDN’s.

Mr. Rufus Decker

United States Securities and Exchange Commission

August 24, 2006

•	The classification did not impact our compliance with regulatory requirements or debt covenants.

•	The classification did not increase management’s compensation in any period.

•	The classification was not previously noted (i.e., it was not a “waived” adjustment).

Conclusion

The misclassification was not intentional and was not due to a lack of consideration or understanding. We made the revision in response to the issuance of clarifying guidance on existing generally accepted accounting principles. Our banking partners have communicated that this is an industry-wide issue faced by many of their customers. It is our understanding that other companies have this issue and are addressing it in a manner similar to how we treated the revision. To our knowledge, there is no formal written guidance from the SEC or FASB that comments specifically on VRDN’s. The Association for Financial Professionals has asked the FASB to update its cash accounting rules since the current rules do not address some of the common financial instruments used in financial management today. We look forward to having such guidance upon further consideration of the VRDN classification issue by the FASB. We and others believe that there is a very strong case to be made that VRDN’s structured like ours are cash equivalents.

We disclosed in our Forms 10-Q for the first and second quarter of 2006 the effects of the revision to the 2005 financial statements. Based on the above analysis of both quantitative and qualitative factors, we believe that the reclassification of amounts relating to VRDN’s in our December 31, 2005 financial statements is not material to the reader; therefore, the 2005 Form 10-K does not need to be amended. Nucor’s revision methodology is consistent with that of other registrants with similar cash equivalents.

We hereby acknowledge the following:

•	Nucor is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes, if any, to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

Mr. Rufus Decker

United States Securities and Exchange Commission

August 24, 2006

•	Nucor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We hope that our responses address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 972-2810 should you have any questions or require further information.

Very truly yours,

/s/ Terry S. Lisenby

Terry S. Lisenby

Chief Financial Officer, Treasurer

and Executive Vice President

cc:	Ernest Greene

Jeanne Baker